Networking Partners, Inc.
857 Sarno Road
Melbourne, Florida 32935
(321) 984-8858

July 14, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq.
Attorney-Advisor
and
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance

Re:	Networking Partners, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on June 23, 2011
File No. 333-173790

Dear Madam or Sir,

This letter is in response to your letter to me of July 12, 2011, regarding the above referenced matter (“Comment Letter”).  Networking Partners, Inc. is filing an amendment to the referenced Form S-1 (“amendment”) along with this letter.

Our responses to the Comment Letter follow:

General

1. We note your revised disclosure in response to prior comments 1 and 2 regarding the press release posted on the company’s website about the initial public offering by David Bradley-Ward. In addition to being a director, it appears that Mr. Bradley-Ward is also the company’s Chief Operating Officer. Please expand your disclosures on pages 5 and 32 to indicate all the capacities in which Mr. Bradley-Ward serves the company.

Response:

In response to this comment, we have amended our disclosure by adding a statement that Mr. Bradley-Ward was also our Chief Operating Officer (see pages 5 and 32 of our amended filing).

Summary of Our Offering, page 3

2. We note your revised disclosure in response to prior comment 5 regarding the uncertainty of the loans from your two executive officers. Please further clarify your disclosure in the prospectus summary that the $50,000 convertible note issued to your President is to cover future cash advances to the company and that you are not assured to receive the remaining $46,500 that has been committed under the note. Further, revise your disclosure in the eighth paragraph on page 3 that suggests that this note is binding. In this regard, you state that you do not have any written agreements with your officers, directors or third parties to loan you any money “except for the loan described above.”  Clarify as you do in your response letter dated May 27, 2011 that the note issued to Mr. Baldassarre was signed only by the company, and “whether or not Mr. Baldassarre advances additional funds to the Company will be a personal decision by him in his capacity as a lender and not in his capacity as President of the Company.”

Response:

In response to this comment, we have revised our disclosure on pages 3, 4, 8, 20, 38, 40 and 41 to further clarify our disclosure that we are not assured of such future cash advances from our two officers, that such verbal commitments are non-binding on Mr. Baldassarre and Mr. Taddei, that there are no written agreements with Messrs Baldassarre or Taddei, to loan us money since the note was not signed by Mr. Baldassarre and that any decision to loan us additional funds will be a personal decision of Mr. Baldassarre or Mr. Taddei and not in their capacities as officers of the Company.

We have amended our disclosure to include information related to a Loan Agreement with Hatton Wireless Limited.

Management, page 33

3. Please explain your statement that Pino Baldassarre has not held any positions with Anne’s Diary, Inc. since July 29, 2011 which is a future date. Disclose all positions he has held from July 29, 2010 through the present date.

Response:

In response to this comment, we have amended our filing by correcting the typographical error of July 29, 2011, to July 29, 2010. (See page 33 of our amended filing).

Executive Compensation, page 36

4. We note your revised disclosure in response to prior comment 7 that David Bradley- Ward is being compensated $10,000 per month on an accrued basis until you have raised more than the minimum offering proceeds or can otherwise afford to pay him. We also note your response that your President and Chief Financial Officer will not receive any compensation unless you raise more than the minimum offering proceeds and only when you have sufficient cash to place them on the payroll. Please explain why the summary compensation table on page 36 does not reflect any compensation earned by Mr. Bradley- Ward or Ms. Negar Motamed-Khorasani. Item 402 of Regulation S-K requires disclosure of all compensation earned by the executive officer during the fiscal year. Further, revise the filing to disclose how the company will determine whether it can afford to pay Mr. Bradley-Ward, Mr. Baldassarre, and Mr. Taddei and who will make these compensation decisions.

Response:

In response to this comment, we have revised our filing by amending our disclosure to clarify the fact that we have recently paid $23,500 in cash to Mr. Bradley-Ward and have accrued $6,500 in salary through July 15, 2011 (see pages 10 and 36 of our amended filing).

In further response to this comment, we have revised our filing by amending our disclosure in our summary compensation table on page 36 of our amended filing to state that we paid no salaries and did not accrue salaries to any of our officers, directors or employees during the fiscal year ended December 31, 2010, or during the quarter ended March 31, 2011.

5. We note the various compensation arrangements you disclose with your executive officers and key employees. Based upon review of your results of the three months ended March 31, 2011 it does not appear that you have accrued any compensation expense and for the period from November 2, 2010 through December 31, 2010 it is unclear if any compensation expense is included in General & Administrative expense. Please revise to ensure that compensation expense is accrued as earned by these individuals or tell us why you believe such accrual is not necessary. In your response, please provide us with the accounting literature you considered in determining your accounting treatment and tell us when you entered into these verbal compensation arrangements.

Response:

In response to this comment, you are advised that we did not accrue any compensation expense for the three months ended March 31, 2011 or for the period from November 2, 2010, through December 31, 2010.  Since we did not pay or accrue any compensation expenses for such periods, we did not have to rely on any accounting literature.

Consolidated Notes to Financial Statements

Note 6. Intangible Asset, page F-11

6. We note your response to prior comment 9. Please explain further specifically how you considered the guidance in ASC 805-10-55-4 to 5 and why you believe the portion of the  business acquired from Anne’s Diary does not meet the definition of a business.

Response:

In response to this comment, we have reviewed ASC 805 and the Definition of a Business 1.24, which states that “An entity may obtain control of a business by acquiring its net assets or its equity interests.  For a business combination to be within the scope of ASC 805, the entity over which control is obtained must be a business.”  The codification defines a business as follows:

“An integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

Networking Partners, Inc. acquired two websites from Anne’s Diary, Inc. in an asset acquisition that was not a business combination. We did not “obtain control” of Anne’s Diary, Inc., as it is an ongoing business with separate owners, officers and directors and separate assets, as Anne’s Diary, Inc. has developed, and continues to develop, other websites.  We simply bought the two websites and have nothing to do with Anne’s Diary, Inc., aside from the fact that they are our largest shareholder.  We acquired two assets of Anne’s Diary, Inc. and not its “net assets,” which means “assets minus liabilities.”  Anne’s Diary, Inc. still has significant assets.

For a business combination to be within the scope of ASC 805, the entity over which control is obtained must be a business.  We did not obtain control of Anne’s Diary, Inc. or its business, as we only acquired control over the two koini websites.

The two websites that we acquired do not meet the definition of a business (set forth above) because a business consists of inputs and processes applied to those inputs that have the ability to create outputs.  The three elements of a business are defined as follows:

“a. Input.  Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets) …”  We concede that we bought an intangible asset, but the only way the two websites will be “long-lived assets” is through the efforts of Networking Partners, Inc., as the two websites cannot sustain long lives on their own. The survival of these assets is solely dependent on the efforts and resources of Networking Partners, Inc.

“b.  Process.  Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.”  A website has no process in and of itself.  Instead a website, consists of codes and manually downloaded content. Again, there is no process involved in a website.

“c.  Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants.”

There can be no “output” without “process.”  Since the websites have no process, they can have no output.

Based on the foregoing, we acquired two assets (not the “net assets”) from Anne’s Diary, Inc.  We did not acquire a business because Anne’s Diary, Inc. is still an operating business with its own employees, officers, directors and owners and owns several other websites and continues to develop other websites.  We did not obtain any control over Anne’s Diary, Inc. as we do not own any equity in Anne’s Diary, Inc. nor do we have any ongoing contractual relationship with Anne’s Diary, Inc.

7. We reissue prior comment 10 to tell us your consideration to record the websites acquired at the transferor’s cost basis pursuant to the guidance in ASC 845-10-S99 (SAB Topic 48). In this regard, it appears that Anne’s Diary, Inc. and or its shareholders, may be a promoters or shareholders of the company and if so, the assets transferred to the company should have been recorded at Anne’s Diary’s cost basis. Please explain further how you considered this guidance in your accounting for the websites at the time of acquisition.  Additionally, tell us how you considered disclosing this transaction as a related party transaction pursuant to ASC 850.

Response:

In response to this comment, we booked the assets at the agreed upon price with Anne’s Diary, Inc. and not at the transferor’s cost basis for the following reasons. Our Company is not an affiliate of Anne’s Diary, Inc. The acquisition of assets was negotiated in an arm’s length transaction between the two entities.  Anne’s Diary, Inc. first became a shareholder of Networking Partners, Inc. when the acquisition closed.  None of Anne’s Diary’s officers, directors or shareholders at the time of the negotiations, at the closing of the transaction or subsequent to the closing, had or has any equity or other interest in Networking Partners, Inc.  There is no ongoing relationship between the two entities, aside from the obvious fact that Anne’s Diary, Inc. is our largest shareholder.  Therefore, neither Anne’s Diary, Inc. nor any of its shareholders is a promoter of our Company.  We did not consider disclosing this transaction as a related party transaction pursuant to ASC 850 because it was not a related party transaction.  We have revised our filing under the caption “Certain Relationships and Related Transactions” by adding the following disclosure on page 40 of our amended filing:

“At the time that we acquired the koini websites from Anne’s Diary, Inc., none of our officers, directors or shareholders had any equity interest in or affiliation or other relationship with Anne’s Diary, Inc. and none of the officers, directors or shareholders of Anne’s Diary, Inc. had any equity interest in or affiliation or other relationship with the Company. The acquisition was negotiated and closed in an “at arm’s length” transaction.”

General Amendments to Our Filing

In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing, updated consents of our auditors and legal counsel and we have corrected a few typographical errors.

Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise
Attorney at Law
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230
Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@gvtc.com

Sincerely,

By: /s/ Pino G. Baldassarre
Pino G. Baldassarre
President